UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from	to

Commission File Number : 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

1st SOURCE CORPORATION EMPLOYEE STOCK OWNERSHIP AND PROFIT SHARING PLAN

B. Name of issuer of the securities help pursuant to the plan and the address of its principle executive office:

1st Source Corporation
100 N. Michigan Street
South Bend, Indiana, 46601

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010,
and the Year Ended December 31, 2011

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors
1st Source Corporation

We have audited the accompanying statements of net assets available for benefits of 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/Ernst & Young LLP

June 28, 2012

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Statement of Net Assets Available for Benefits

	December 31
	2011	2010
Assets
Cash	$119,910	$–

Receivables:
Notes receivable from participants	1,037,500	1,078,123
Employer contributions receivable	4,318,911	3,985,659
Total receivables	5,356,411	5,063,782

Investments at fair value:
Mutual funds	55,143,728	64,511,065
1st Source Corporation common stock	38,256,127	28,428,375
1st Source Bank common trust funds	41,103,072	30,301,319
Short-term investment fund	–	106,978
Total investments	134,502,927	123,347,737

Accrued investment income	–	2
Total assets	139,979,248	128,411,521

Liabilities
Excess contributions payable	37,436	97,036
Trade payable	113,968	21,570
Total liabilities	151,404	118,606

Net assets available for benefits, at fair value	139,827,844	128,292,915
Adjustment from fair value to contract value
for benefit-responsive investment contracts	56,719	(281,171)
Net assets available for benefits	$139,884,563	$128,011,744

See accompanying notes.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions
Investment income – interest and dividends	$2,115,759

Interest income on notes receivable from participants	59,476

Contributions:
Employer – cash	1,675,639
Employer – noncash	2,643,271
Participants	4,654,918
Rollover	556,966
9,530,794

Net realized and unrealized appreciation in fair value of investments	6,091,743
Total additions	17,797,772

Deductions
Benefits paid to participants	5,803,028
Administrative fees	121,925
Total deductions	5,924,953

Net increase in net assets available for benefits	11,872,819

Net assets available for benefits:
Beginning of year	128,011,744
End of year	$139,884,563

See accompanying notes.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements

December 31, 2011

1. Description of the Plan

General

The 1st Source Corporation Employee Stock Ownership and Profit Sharing Plan (the Plan) is a defined-contribution plan offered to all employees of 1st Source Corporation (1st Source) and its subsidiaries who have at least 90 consecutive days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Executive Compensation and Human Resources Committee is responsible for the general administration of the Plan. 1st Source Bank is the trustee of the Plan. Swerdlin & Company is the record-keeper of the Plan.

Effective January 1, 2011, eligible participants are automatically enrolled in the Plan once they have completed 90 consecutive days of service unless they affirmatively accept or decline to participate. The Plan has an automatic pre-tax deferral of 4% of compensation if a participant does not elect a different compensation deferral percentage.

Contributions

Participants are permitted to defer up to 100% of their annual eligible compensation on a pre-tax basis, up to $16,500, as defined by Internal Revenue Service (IRS) limits, as a salary reduction contribution to the Plan. In addition, participants age 50 or older may elect to defer up to an additional $5,500 in 2011 and 2010, called catch-up contributions, to the Plan. Participants direct their contributions into various investment options offered by the Plan. The Plan currently offers 11 different fund options, one of which is primarily 1st Source common stock.

The Plan provides for the following 1st Source contributions:

Matching contribution – contribution is discretionary. The first 4% of a participant’s eligible compensation contributed to the Plan is matched 100%, and the next 2% of a participant’s eligible compensation contributed to the Plan is matched 50%.

2% employer contribution – equals 2% of each eligible participant’s eligible annual compensation.

Discretionary profit sharing contribution – contribution is discretionary and determined annually by the Board of Directors.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Regular contribution – contribution is discretionary and determined annually by the Board of Directors.

All 1st Source contributions may be made in either cash or shares of 1st Source common stock. Cash contributions are invested in a diversified portfolio of funds as directed by the 1st Source Retirement Plan Committee.

Participant Accounts

The Plan provides participants with an Employees’ Stock Ownership Plan (ESOP) account and a 401(k) account. The ESOP account is made up of participant and 1st Source contributions invested in 1st Source common stock and cash not yet invested in common stock. The 401(k) account consists of participant and 1st Source contributions not invested in 1st Source common stock, including amounts previously included in the ESOP account that a participant elected to diversify. Participants may elect to have dividends paid on the 1st Source common stock held in their ESOP account either in cash or remain in the Plan and be reinvested in additional shares of 1st Source common stock.

Each participant’s account is credited with the participant’s contribution and an allocation of (a) 1st Source’s contribution and (b) the Plan’s earnings. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting

Vesting of the 1st Source Employer Contributions, including match, 2% employer contribution, discretionary profit sharing, and regular contributions, is based on years of credited service. A credited year of service is at least 1,000 hours worked in a 12-month period. A participant is 10%, 20%, 40%, 60%, or 100% vested after completing one, two, three, four, or five or more years of credited service, respectively. A participant can also become 100% vested upon reaching early retirement age, normal retirement age, or disability.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Forfeitures

Upon termination of employment, participants forfeit their non-vested balances. Forfeitures of non-vested terminated participants’ accounts are used to pay plan expenses and offset employer contributions. Unallocated forfeitures amounted to $94,138 and $108,214 as of December 31, 2011 and 2010, respectively; forfeitures used to reduce Plan expenses for 2011 were $105,132.

Participant Loans

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant’s vested balance from his or her 401(k) account or $50,000. The loans are collateralized by the participant’s vested account balance and bear interest at fixed rates of 1% above 1st Source Bank’s (a wholly owned subsidiary of 1st Source) prime rate. The loans are repayable over 5 years except for loans used to acquire or construct a participant’s principal residence, in which case the repayment term may exceed 5 years but no more than 15 years.

Payment of Benefits

On termination of service, a participant generally receives a lump-sum amount equal to the value of his or her vested account balance. Benefits of money purchase account amounts are subject to joint survivor and annuity requirements.

Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the IRS, and a participant must exhaust all available loan options prior to requesting a hardship withdrawal.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Administrative expenses paid by the Plan include record-keeping fees. Expenses relating to purchases, sales, or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intention to do so, 1st Source has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the summary plan description or plan document for a more complete description of the Plan’s provisions. Copies are available from the 1st Source Human Resources Department.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The financial statements of the Plan are presented on the accrual basis and are prepared in conformity with United States generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a terminated participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the terminated participant’s vested balance is reduced and a benefit payment is recorded.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2012.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The 1st Source Bank Employee Benefit Guaranteed Income Fund merged with another fund that was previously not part of the Plan and changed its name to the 1st Source Employee Benefit Low Risk Fund effective August 17, 2011. The 1st Source Bank Employee Benefit Low Risk Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value; however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

U.S. GAAP establishes a three-level hierarchy for disclosure of assets and liabilities recorded at fair value. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used in the measurement are observable or unobservable. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect estimates about market data. The degree of management judgment involved in determining the fair value of a financial instrument is dependent upon the availability of quoted market prices or observable market data.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The hierarchy established gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The Plan’s investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy and its applicability to the Plan’s investments are described below:

•	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2 – Quoted prices for similar assets or liabilities or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

•
Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 includes private portfolio investments that are supported by little or no market activity.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. ASU 2010-06 amended Accounting Standards Codification 820, Fair Value Measurement, to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects the fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In May 2011, the FASB issued ASU 2011-04 Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-04 changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. Consequently, the amendments in this update result in common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (IFRSs). ASU 2011-04 is effective prospectively during interim and annual periods beginning on or after December 15, 2011. Early application by public entities is not permitted. The Plan is assessing the impact of ASU 2011-04 on its fair value disclosures.

3. Investments

During 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in value as follows:

Year Ended
December 31
2011

1st Source Corporation common stock	$7,834,470
Mutual funds	(12,389)
1st Source Bank common trust funds	(1,730,338)
Net realized and unrealized appreciation in fair value of investments	$6,091,743

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The fair value of individual investments that represent 5% or more of the fair value of the Plan’s net assets is as follows:

	December 31
	2011	2010

1st Source Corporation common stock*	$38,256,127	$28,428,375
Wasatch-1st Source Monogram Income Fund*	18,919,021	17,402,988
Wasatch Large Cap Value Fund*	14,837,919	15,746,042
1st Source Bank Employee Benefit Low Risk Fund*	12,892,983	12,195,192
Morgan Stanley Institutional International Equity Fund I*	(a)	11,339,501
1st Source Bank Employee Benefit International Equity Fund	10,083,151	–
Fidelity Contrafund #022	9,532,766	9,435,705
1st Source Bank Employee Benefit Balanced Fund*	9,438,558	9,006,194
1st Source Bank Employee Benefit Aggressive Fund*	8,688,380	9,099,933

* Includes nonparticipant-directed investments.

(a) Investment is less than 5%

4. Fair Value Measurements

Securities traded on a national securities exchange, securities traded in the over-the-counter market, and listed securities are valued on a daily basis at the last reported closing price. The fair value of mutual funds is stated at the net asset value (NAV) as reported by the funds on the last business day of the plan year. Common trust funds are valued using the NAV as the practical expedient. The common trust funds are designed to deliver safety and stability by preserving principal and accumulating earnings. Participant-directed redemptions have no restrictions. The fair value of these funds has been estimated based on the fair value of the underlying investments as reported by the issuer of the funds.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

4. Fair Value Measurements (continued)

The following table summarizes the Plan’s investments that are measured at fair value by level within the fair value hierarchy:

	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$55,143,637	$–	$–
International equities	91	–	–
1st Source Corporation common stock	38,256,127	–	–
1st Source Bank common trust funds	–	41,103,072	–
Balance at December 31, 2011	$93,399,855	$41,103,072	$–

Mutual funds:
U.S. equities	$53,171,564	$–	$–
International equities	11,339,501	–	–
1st Source Corporation common stock	28,428,375	–	–
1st Source Bank common trust funds	–	30,301,319	–
Short-term investment fund	106,978	–	–
Balance at December 31, 2010	$93,046,418	$30,301,319	$–

No transfers between levels occurred during 2011.

5. Nonparticipant-Directed Investments

Nonparticipant-directed investments are put into participants’ accounts by the employer (match, profit sharing, and 2%). Employees do not get to select or direct into which funds or investments the employer contributions are deposited.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments (continued)

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31
	2011	2010
Net assets
1st Source Corporation common stock	$20,060	$15,558
1st Source Corporation mutual funds	28,695,221	31,333,364
1st Source Bank common trust funds	6,154,620	3,402,836
Total net assets – nonparticipant-directed investments	$34,869,901	$34,751,758

Year Ended
December 31
2011
Changes in net assets
Investment income	$580,947
Contributions	1,565,637
Benefits paid to participants	(1,765,863)
Net realized and unrealized depreciation in fair value of investments	(262,577)
Total changes in net assets – nonparticipant-directed investments	$118,144

6. Related-Party Transactions

The Plan holds units of common/collective trust funds managed by 1st Source Bank, the trustee of the Plan. The Plan also invests in the common stock of 1st Source. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. During 2011, the Plan received $965,894 in common stock dividends from 1st Source.

All expenses incurred in administration of the Plan are paid by 1st Source or by the Plan.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

7. Income Tax Status

The Plan has received a determination letter from the IRS dated June 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2008.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Notes to Financial Statements (continued)

9. Reconciliation

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010

Net assets available for benefits per the financial statements	$139,884,563	$128,011,744
Benefit claims payable	(26,462)	(22,316)
Adjustment from fair value to contract value for benefit-responsive investment contracts	(56,719)	281,171
Net assets available for benefits per the Form 5500	$139,801,382	$128,270,599

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2011, to the Form 5500:

Benefits paid to participants per the financial statements	$5,803,028
Add amounts allocated to withdrawing participants at December 31, 2011	26,462
Less amounts allocated to withdrawing participants at December 31, 2010	(22,316)
Benefits paid to participants per the Form 5500	$5,807,174

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to year-end but not paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	$17,797,772
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(56,719)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2010	(281,171)
Add excess contributions made in the year ended December 31, 2011	37,436
Total income per the Form 5500	$17,497,318

Supplemental Schedule

1st Source Corporation
Employee Stock Ownership and Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

EIN: 35-1068133 Plan Number: 003

December 31, 2011

	Identity of Issuer, Borrower, Lessor,
	or Similar Party	Description of Investment		Cost	Current Value

	Common stock
*	1st Source Corporation	1,510,309	shares	$23,500,670	$38,256,127

	Mutual funds
	Wasatch-1st Source Monogram Income Fund	1,836,798	shares	18,350,848	18,919,021
	Wasatch Large Cap Value Fund	1,126,645	shares	14,677,331	14,837,919
	Wasatch Long Short Fund	486,516	shares	5,518,624	6,251,736
	Fidelity Contrafund #022	141,310	shares	8,605,669	9,532,766
	Stratton Small Cap Value Fund	82,184	shares	3,741,416	4,091,937
	Vanguard 500 Index Fund	15,789	shares	1,476,683	1,510,258
	Morgan Stanley Institutional International Equity Fund I	7	shares	97	91
				52,370,668	55,143,728
	Common trust funds
*	1st Source Bank Employee Benefit Low Risk Fund	432,950	units	11,877,425	12,892,983
*	1st Source Bank Employee Benefit International Equity Fund	406,181	units	11,720,481	10,083,151
*	1st Source Bank Employee Benefit Balanced Fund	605,462	units	9,132,972	9,438,558
*	1st Source Bank Employee Benefit Aggressive Fund	612,616	units	9,063,226	8,688,380
				41,794,104	41,103,072

*	Loans to participants	Interest rates ranging from
		5.25% – 11.50%,
		maturities through 2026		–	1,037,500

				$117,665,442	$135,540,427
*	Indicates party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

1st SOURCE CORPORATION
EMPLOYEE STOCK OWNERSHIP AND PROFIT
SHARING PLAN

By the Plan Administrator
1st Source Corporation

Date:	June 28, 2012	/s/TINA H. PERKINS
Tina H. Perkins, Senior Vice President